Exhibit 8.1

Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of incorporation
Lianwai Investment Co., Ltd.	BVI
Hong Kong Mengxiang Education Development Group Limited	Hong Kong
Zhejiang Mengxiang Consulting Services Co., Ltd. (“Liandu WFOE”)	PRC
Zhejiang Lishui Xianke Agricultural Products Distribution Co., Ltd. (“Xianke”)	PRC
Hangzhou Youxi Information Technology Co., Ltd. (“Hangzhou Youxi”)	PRC

VIEs	Place of incorporation
Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang”)	PRC
Lishui Overseas Chinese Senior High School (“Lishui International School”)	PRC
Beijing Pengxiang Tianxia Education Technology Co., Ltd.. (“Beijing P.X.”)	PRC
Langfang City Rail Transit Technical School (“Langfang School”)	PRC
Hainan Jiangcai Vocational Skills Training School Co., Ltd. (“Hainan Jiangcai”)	PRC
Hebei Chuangxiang Enterprise Management Co., Ltd. (“Hebei Chuangxiang”)	PRC